

August 9, 2024

J. Patrick Mackin
President, Chief Executive Officer and Chairman
Artivion, Inc.
1655 Roberts Boulevard N.W.
Kennesaw, GA 30144

> **Re: Artivion, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2024**
> **File No. 001-13165**

Dear J. Patrick Mackin:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance Disclosure, page 68

1. We note that the peer group you identify in footnote (c) to your pay versus performance table, the S&P Health Care Equipment Index, is different from the peer group used for your pay versus performance disclosure in the immediately preceding fiscal year's proxy statement, the NASDAQ Medical Equipment Index. Please tell us the reason(s) for the change and provide a comparison of your cumulative total return with that of both the newly selected peer group and the peer group used in the immediately preceding fiscal year. Also, in future filings when you use a different peer group from the one you used in the immediately preceding fiscal year, please provide footnote disclosure of the reason(s) for the change and the total shareholder return comparisons required by Item 402(v)(2)(iv) of Regulation S-K.

2. Your disclosure in footnote (d) refers to your Form 8-K filed February 15, 2024, for a reconciliation of your Company-Selected Measure of revenue growth. Please include in

the proxy statement disclosure as to how the Company-Selected Measure is calculated from your audited financial statements, as required by Item 402(v)(2)(vi) of Regulation S-K. While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must provide disclosure as to how the Company-Selected Measure is calculated from your audited financial statements. A reference to non-specific adjustments determined each year likely does not satisfy this requirement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program